Board of Management

Vedior

03 AUG -7 7:21

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel. +31(0)20 573 56 00
Fax +31(0)20 573 56 08
www.vedior.com
HR. Amsterdam 33292225


03029093

Amsterdam, 31 July 2003

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,



Jelle Miedema
Company Secretary



enclosure

Office:

Vedior

Amsterdam, the Netherlands

Vedior NV announces results for Q2 2003 and expansion into Poland

For release at 7.00am on 31 July 2003

Tony Martin, Chairman of the Board of Management of Vedior, said: *"Our ongoing focus on productivity and cost control has successfully delivered consistent profitability despite challenging market conditions. Particularly pleasing is the improvement to the Group operating margin and the performance in our largest market, France, where we achieved growth in both sales and profits. Our expansion into Poland continues our strategy of diversification and is timed to take advantage of EU enlargement in 2004.*

With market concerns about bank covenants behind us, we look forward to a continuation of our development programme into new territories and sectors. Easing of regulatory requirements in some markets, particularly Japan, provide significant opportunities for the future."

HIGHLIGHTS FOR THE SECOND QUARTER

- **Sales of €1,491 million in 2003 (2002: €1,575 million): down 2% organically****
- **Operating income* of €43 million in 2003 (2002: €44 million): up 3% organically****
- **Net income per share* unchanged at €0.11 (2002: €0.11)**
- **Currency fluctuations decreased sales by 3% and operating income by 7%**
- **SG&A costs reduced by 10% compared to the same quarter in 2002: down 6% organically****
- **Net debt decreased to €700 million from €844 million in Q2 2002**
- **Sales and profitability improvements in France**
- **Expansion into Polish staffing market increases countries of operation to 31**

HIGHLIGHTS FOR THE HALF YEAR

- **Sales of €2,870 million in 2003 (2002: €3,046 million)**
- **Operating income* of €75 million in 2003 (2002: €77 million)**
- **Net income per share* at €0.17 (2002: €0.18)**
- **Operating margin increased to 2.6%**
- **Conditions of debt covenants met comfortably**

* *before goodwill amortisation and extraordinaries*

** *in local currency, excluding acquisitions and disposals*

Strategic Summary

Vedior is now profitable in 25 markets representing 98% of total Group sales and including all major staffing markets. This has been achieved through our continuing strategic focus on productivity, profitability and ongoing cost control. Costs have been reduced without impairing Vedior's ability to benefit from the eventual upturn. Operating costs are now 18% lower than in Q1 2001, when staffing markets began to deteriorate, while our office network is similar in size.

As the world's largest provider of specialist staffing personnel, Vedior continues to benefit from its exposure to less cyclical sectors such as healthcare and education. Our diverse revenue stream provides investors with less volatile earnings.

Financial results for the quarter

Sales for the second quarter decreased 5% (organic decrease 2%) to €1,491 million from €1,575 million in the same quarter in 2002. Currency fluctuations decreased sales by 3% mainly due to movements in the rate of the Euro compared to US dollar and sterling.

Gross margin was 17.9% compared to 18.6% in the second quarter of 2002 mainly due to changes in business mix and currency fluctuations. On a like for like basis, gross margin was 0.3% lower.

Operating costs were reduced by 10% to €224 million compared to Q2 2002. Costs have been progressively reduced each quarter since operating conditions began to deteriorate and the saving this quarter represents a sequential decline of 1% when seasonal factors would normally cause costs to increase.

Operating income (income before interest, tax and goodwill amortisation) was €43 million compared to €44 million in Q2 2002. Currency fluctuations decreased operating income by 7%. On an organic basis, operating income increased by 3%. Operating income was 2.9% of sales, an improvement compared to Q2 2002 (2.8%).

Earnings per share before goodwill amortisation and extraordinaries was €0.11, unchanged from the second quarter of 2002.

Net debt increased by €64 million to €700 million compared to the first quarter of 2003 reflecting seasonal trends but decreased by €144 million compared to the second quarter of 2002.

Financial results for the half year

Sales for the half year fell 6% (organic decrease 2%) to €2,870 million from € 3,046 million in the first half of 2002.

Operating income (earnings before interest, tax and amortisation of goodwill) declined 3% from €77 million in the first half of 2002 to €75 million in the first half of 2003. Organically, operating income increased by 2% and as a percentage of sales increased from 2.5% to 2.6% over the same period.

Currency effects reduced sales by 4% and operating income by 7%.

Net income before amortisation of goodwill and extraordinary results was €30 million in the first six months of 2003 compared to € 31 million in the first six months of 2002.

Vedior remained well within the terms of its banking covenants with an interest cover ratio of 4.3 (minimum requirement 4.0) and a leverage ratio of 3.1 (required to be less than 3.5). The margin on the credit facility remains at 75 basis points, the minimum margin in the contract.

2nd Quarter Operating Performance

France

Organic sales in France increased by 1% compared to 2002 (sequential increase 17%). Operating profit increased to €20 million in Q2 from €18 million in the equivalent period of 2002. The implementation of multi-specialism is starting to bear fruit with market share gains in all business units and, in particular, the higher skilled sectors. The new management team has also successfully improved productivity and operating margins. Specialist staffing grew by 5% compared to the second quarter of 2002 with a continuing strong performance from healthcare partially offset by a decline in IT.

United Kingdom

Vedior's brands achieved an organic sales increase of 1% compared to the second quarter of 2002 (sequential decrease 1%). Engineering, healthcare and legal staffing brands once again demonstrated the strongest growth. This year's budgetary uncertainty within schools affected the performance of Select Education in the second quarter and IT remained weak. Operating profit increased organically by 5% compared to the prior year.

United States

In the United States, organic sales declined by 10% compared to the same period in 2002 but were flat sequentially. With continued focus on cost control, profitability improved by 22% organically.

Netherlands

The staffing market in the Netherlands is currently affected by general economic trends and more fundamental structural issues. Under the existing regulatory environment, Vedior does not anticipate any improvement. We believe our multi-specialist strategy is the most effective approach for coping with evolving operating conditions, protecting margins and providing Vedior with a key point of differentiation from its peer group. Costs in the Netherlands have been reduced by 15% in the second quarter which has somewhat mitigated Vedior's profitability despite sales declining organically by 21%.

Rest of World

In Belgium, we continue to see good progress with healthy improvements in both sales and profitability compared to the same period last year. Elsewhere in Europe, we achieved positive organic sales growth in Spain, Italy, Portugal, Scandinavia, Eastern Europe, Turkey and Luxembourg despite relatively flat market conditions. Growth was also achieved in Canada, South America, and the Far East (including Japan).

Industry Sectors

Both traditional and specialist sales showed slight negative organic declines compared to the second quarter of 2002, however, they grew sequentially by 13% and 2% respectively. Specialist staffing contributed 30% of Group sales and 50% of operating profit. Sectors showing the highest organic sales growth compared to the second quarter of 2002 were healthcare, engineering and teleservices.

Compared to the second quarter of 2002, both IT and Accounting staffing sales were lower overall. On a sequential basis, IT staffing improved by 2% overall and by 1% in the US while accounting staffing decreased by 1% overall and by 5% in the US.

Following a long period of high growth, Education staffing sales declined in the UK reflecting staff cutbacks in the state sector caused by a shortfall in government funding which is likely to continue for the remainder of this year.

Development Programme

As a continuation of its ongoing development programme, Vedior is pleased to announce that it has agreed to acquire a small traditional Polish staffing services company that will, in future, operate as Vedior Polska. This company, alongside other Vedior brands in Eastern Europe, will provide a useful source of skilled labour upon EU enlargement in May 2004.

During the second quarter of 2003, the Group increased its number of offices, on a net basis, by 10. Following the acquisition in Poland, Vedior now operates a total network of 2,254 offices in 31 countries.

Regulation

Positive legislative news during the second quarter will provide some impetus to long-term growth in a number of markets.

The EU directive on agency work has been indefinitely shelved removing a potentially negative impact to more liberal staffing markets such as the UK. In Japan, further deregulation is expected to take effect by March 2004 opening up new sectors to the staffing industry and abolishing restrictions on assignment length. Vedior believes the Japanese staffing industry offers excellent potential and is a targeted area of expansion. In Germany, a collective labour agreement was reached between the staffing industry and trade unions, however, Vedior believes that economic and cultural issues will continue to dampen staffing industry growth prospects in this market. During the summer, further liberalisation is expected in Italy and Turkey, enabling staffing companies to provide permanent placement for the first time. Vedior anticipates that it will continue to benefit from deregulation and growth in these young staffing markets.

Management Outlook

The long anticipated global recovery failed to emerge in the second quarter and economic indicators remain mixed. Staffing markets around the world remain fragile and visibility is limited.

Should markets improve, Vedior is ideally placed with the capacity to take advantage of an upturn without significant increases in either offices or personnel. On the other hand, Vedior also has further capacity for reducing costs without impairing the Group's infrastructure. Management will continue to carefully adjust the Group's cost base to reflect market circumstances.

This press release includes forward-looking statements that reflect our intentions, beliefs or current expectations and projections about our future results of operations, financial condition, liquidity, performance, prospects, growth, strategies, opportunities and the industry in which we operate. Forward-looking statements include all matters that are not historical fact. We have tried to identify these forward-looking statements by using words including "may", "will", "should", "expect", "intend", "estimate", "project", "believe", "plan", "seek", "continue", "appears" and similar expressions or their negative.

These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause our actual results of operations, financial condition, liquidity, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or suggested by these forward-looking statements. Important factors that could cause those differences include, but are not limited to our financial position and our ability to implement our business strategy and plans and objectives of management for future operations, our ability to develop, balance and expand our business, our ability to implement our longterm growth strategy (including through organic growth and acquisitions), our ability to make improvements to our capital structure, industry and market trends and volumes, including the speed and strength at which the staffing services industry and the sectors in which we operate, rebound from economic slowdowns and recessions, the effects of regulation (including employment and tax regulations), our ability to improve the efficiency of our operations and to reduce expenses in our operating companies and their network of offices, litigation and our ability to take advantage of new technologies.

In light of these risks, uncertainties, assumptions and other factors, the forward-looking events described in this press release might not occur. Additional risks that we may deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this press release not to occur. Except as otherwise required by applicable law, we undertake no obligations to update publicly or revise publicly any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this press release.

Notes to Editors:

With annual 2002 sales of € 6,154 million, Vedior is the world's third largest staffing company measured by sales. The Group operates in 31 countries worldwide including Europe, North America, Australasia, South Africa, South America and Asia. Vedior provides a broad range of staffing services including temporary staffing, permanent placement and other employment-related services. We offer temporary staffing in both the traditional administrative/light industrial and specialist sectors such as information technology, healthcare, accounting, engineering and education operating under many different brand names.

Financial Agenda:

30 October 2003	Publication third quarter results
5 February 2004	Publication of annual results 2003
6 May 2004	Publication first quarter results
7 May 2004	Annual General Meeting of Shareholders 2004
29 July 2004	Publication half-yearly results
28 October 2004	Publication third quarter results
3 February 2005	Publication of annual results 2004

For further information, please contact:

Tony Martin, *Chairman*	+31 (0)20 573 5653
Zach Miles, *Vice Chairman*	+31 (0)20 573 5626
Frits Vervoort, *CFO*	+31 (0)20 573 5636
Jelle Miedema, *Company Secretary*	+31 (0)20 573 5609

SELECTED FINANCIAL DATA (UNAUDITED)

€ in millions	Three months ended 30 June **2003**	2002	change in %
Sales	**1,491**	1,575	-5%
Operating income*	**43**	44	-2%
Net income*	**19**	19	-
Basic earnings per ordinary share* (in €)	**0.11**	0.11	-
Net interest bearing assets and liabilities	**(700)**	(844)	-17%
Operating working capital	**524**	622	-16%

* before goodwill amortisation and extraordinary results

SALES AND OPERATING INCOME BY GEOGRAPHY (UNAUDITED)

€ in millions	Three months ended 30 June			
	2003	2002	change in %	organic growth
France	**712**	708	1%	1%
United States	**111**	152	-27%	-10%
United Kingdom	**166**	182	-9%	1%
Netherlands	**122**	150	-19%	-21%
Rest of Europe	**267**	268	-	2%
Rest of World	**113**	115	-2%	8%
SALES	**1,491**	1,575	-5%	-2%
France	**20**	18	11%	
United States	**4**	4	-	
United Kingdom	**11**	12	-8%	
Netherlands	**2**	7	-71%	
Rest of Europe	**3**	2	50%	
Rest of World	**6**	4	50%	
	46	47	-2%	
Corporate expenses	**(3)**	(3)	-	
OPERATING INCOME before goodwill amortisation	**43**	44	-2%	

€ in millions	Six months ended 30 June			
	2003	2002	change in %	organic growth
France	**1,321**	1,319	-	-
United States	**229**	312	-27%	-9%
United Kingdom	**341**	368	-7%	2%
Netherlands	**248**	298	-17%	-19%
Rest of Europe	**512**	525	-2%	1%
Rest of World	**219**	224	-2%	9%
SALES	**2,870**	3,046	-6%	
France	**33**	31	6%	
United States	**7**	5	40%	
United Kingdom	**24**	25	-4%	
Netherlands	**4**	14	-71%	
Rest of Europe	**3**	-	-	
Rest of World	**10**	8	25%	
	81	83	-2%	
Corporate expenses	**(6)**	(6)	-	
OPERATING INCOME before goodwill amortisation	**75**	77	-3%	

SALES AND OPERATING INCOME BY INDUSTRY SECTOR (UNAUDITED)

€ in millions	Three months ended 30 June			
	2003	2002	change in %	organic growth
Information Technology	**143**	173	-17%	-5%
Accounting	**52**	65	-20%	-11%
Engineering	**70**	73	-4%	3%
Healthcare	**98**	94	4%	10%
Education	**32**	38	-16%	-6%
Other specialties	**56**	57	-2%	-4%
Specialty	**451**	500	-10%	-2%
Traditional	**1,040**	1,075	-3%	-1%
SALES	**1,491**	1,575	-5%	-2%
Information Technology	**6**	2	200%	
Accounting	**1**	5	-80%	
Engineering	**3**	3	-	
Healthcare	**7**	7	-	
Education	**4**	5	-20%	
Other specialties	**2**	1	100%	
Specialty	**23**	23	-	
Traditional	**23**	24	-4%	
	46	47	-2%	
Corporate expenses	**(3)**	(3)		
OPERATING INCOME before goodwill amortisation	**43**	44	-2%	

€ in millions	Six months ended 30 June			
	2003	2002	change in %	organic growth
Information Technology	**288**	358	-20%	-8%
Accounting	**107**	133	-20%	-11%
Engineering	**140**	142	-1%	5%
Healthcare	**192**	182	5%	11%
Education	**70**	74	-5%	4%
Other specialties	**111**	107	4%	1%
Specialty	**908**	996	-9%	-1%
Traditional	**1,962**	2,050	-4%	-2%
SALES	**2,870**	3,046	-6%	-2%
Information Technology	**12**	8	50%	
Accounting	**1**	6	-83%	
Engineering	**5**	5	-	
Healthcare	**13**	13	-	
Education	**10**	10	-	
Other specialties	**3**	1	200%	
Specialty	**44**	43	2%	
Traditional	**37**	40	-8%	
	81	83	-2%	
Corporate expenses	**(6)**	(6)		
OPERATING INCOME before goodwill amortisation	**75**	77	-3%	

CONSOLIDATED PROFIT & LOSS ACCOUNT (UNAUDITED)

€ in millions, EPS in €	Three months ended 30 June 2003	2002	change in %
Sales	**1,491**	1,575	-5%
Cost of sales	**(1,224)**	(1,282)	
Gross profit	**267**	293	-9%
Personnel cost	**(138)**	(150)	
Other operating cost	**(86)**	(99)	
Operating income before goodwill amortisation	**43**	44	-2%
Goodwill amortisation	**(69)**	(68)	
Operating income	**(26)**	(24)	
Financial income and expense (net)	**(11)**	(14)	
Result from ordinary operations before taxes	**(37)**	(38)	
Taxation	**(10)**	(9)	
Result from ordinary operations after taxes	**(47)**	(47)	
Third-party interests	**(3)**	(2)	
Net loss before extraordinary results	**(50)**	(49)	
Extraordinary results after taxes	**-**	10	
Net loss	**(50)**	(39)	
Net income before goodwill amortisation and extraordinary results	**19**	19	-
Basic loss per ordinary share*	**(0.31)**	(0.25)	
Basic earnings per ordinary share before goodwill amortisation*	**0.11**	0.11	-
Diluted earnings per ordinary share before goodwill amortisation*	**0.11**	0.11	-

* after preference payments

CONSOLIDATED PROFIT & LOSS ACCOUNT (UNAUDITED)

€ in millions, EPS in €	Six months ended 30 June		
	2003	2002	change in %
Sales	**2,870**	3,046	-6%
Cost of sales	**(2,345)**	(2,472)	
Gross profit	**525**	574	-9%
Personnel cost	**(278)**	(303)	
Other operating cost	**(172)**	(194)	
Operating income before goodwill amortisation	**75**	77	-3%
Goodwill amortisation	**(137)**	(135)	
Operating income	**(62)**	(58)	
Financial income and expense (net)	**(23)**	(27)	
Result from ordinary operations before taxes	**(85)**	(85)	
Taxation	**(16)**	(15)	
Result from ordinary operations after taxes	**(101)**	(100)	
Third-party interests	**(6)**	(4)	
Net loss before extraordinary results	**(107)**	(104)	
Extraordinary results after taxes	**-**	10	
Net loss	**(107)**	(94)	
Net income before goodwill amortisation and extraordinary results	**30**	31	-3%
Basic loss per ordinary share*	**(0.67)**	(0.60)	
Basic earnings per ordinary share before goodwill amortisation*	**0.17**	0.18	-6%
Diluted earnings per ordinary share before goodwill amortisation*	**0.17**	0.18	-6%

* after preference payments

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

€ in millions	Three months ended 30 June 2003	Three months ended 30 June 2002	Six months ended 30 June 2003	Six months ended 30 June 2002
Operating income before goodwill amortisation	**43**	44	**75**	77
Depreciation	**12**	13	**23**	26
Movement in operating working capital	**(68)**	(102)	**(43)**	(86)
Movement in provisions	**(2)**	-	**(4)**	(3)
Cash flow usedin/from business activities	**(15)**	(45)	**51**	14
Financial income and expenses (net)	**(19)**	(24)	**(24)**	(29)
Corporate taxes paid	**(7)**	(1)	**(15)**	(16)
Cash flow used in/from operating activities	**(41)**	(70)	**12**	(31)
Cash flow used in investment activities	**(17)**	(12)	**(23)**	(47)
Cash flow from financing activities	**40**	44	**18**	23
Balance of cash flows	**(18)**	(38)	**7**	(55)
Balance of cash at 1 April/1 January	**90**	67	**65**	85
Effects of currency translation	**-**	1	**-**	-
Balance of cash at 30 June	**72**	30	**72**	30
Short-term debt	**(101)**	(119)	**(101)**	(119)
Short-term interest bearing assets and liabilities	**(29)**	(89)	**(29)**	(89)

CONSOLIDATED BALANCE SHEET (UNAUDITED)

€ in millions	**30 June 2003**	31 December 2002	30 June 2002
Fixed assets			
Intangible fixed assets	**951**	1,082	1,199
Tangible fixed assets	**123**	134	148
Financial fixed assets	**45**	45	40
	1,119	1,261	1,387
Operating working capital	**524**	492	622
Short-term interest bearing assets and liabilities	**(29)**	(42)	(89)
	1,614	1,711	1,920
Financed by:			
Long-term liabilities	**677**	662	761
Provisions	**42**	46	64
Group equity			
Shareholders' equity	**832**	943	1,038
Minority interests	**63**	60	57
	895	1,003	1,095
	1,614	1,711	1,920

Statement of movements in Shareholder's equity:

	30 June 2003	31 December 2002	30 June 2002
Position as at 1 January	**943**		1,146
Net loss	**(107)**		(94)
Equity issue	**1**		3
Payments to shareholders	**(16)**		(22)
Exchange rate differences	**11**		5
Position as at 30 June	**832**		1,038

Basis of presentation

The accompanying unaudited interim financial statements consist of Vedior N.V. and its subsidiaries. These statements have been prepared in accordance with accounting principles generally accepted in the Netherlands ("Dutch GAAP") which principles are unchanged compared to those included in the 2002 annual report.

The information furnished in these condensed consolidated interim financial statements reflect all normal, recurring adjustments which, in the opinion of management, are necessary for the fair presentation of such financial statements. Certain information and footnote disclosures normally included in the financial statements have been condensed or omitted pursuant to rules and regulations applicable to interim financial statements.

Seasonality

Seasonality means that the Company's results vary from quarter to quarter, and therefore the results of one quarter may not be indicative of results for the full year. Seasonality varies depending on the type of staffing service offered and the geographic region in which the services are delivered. Certain areas within traditional staffing, such as construction and agriculture are particularly seasonal. The biggest effects of seasonality are seen in VediorBis where, for example, temporary staffing in France generates higher sales during the summer due to the number of permanent workers on holiday. Other factors that cause seasonal variations in the Company's results include the uneven distribution of public holidays and private holiday choices throughout the year affecting the demand for temporary workers, school holidays in the education sector, and typically higher activity in the run-up to Christmas followed by lower activity after Christmas and early January. Furthermore Vedior's result of operations may also be subject to fluctuations as a result of the timing of acquisitions and new office openings. Historically, the Company has experienced higher sales in the second half of the year and its highest sales in the summer months.